SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

February 10, 2023

Mr. Patrick Fullem

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Draft Registration Statement on Form F-1 Submitted December 9, 2022 CIK No. 0001951222

Dear Mr. Fullem and Mr. Ewing:

This letter responds to the letter dated January 6, 2023 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Draft Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on December 9, 2022 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith a Registration Statement responding to the Staff’s comments (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Cover Page

1.	Disclose whether your spin-off distribution is contingent upon final approval of your NASDAQ listing on your cover page.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on the Cover Page to state that the spin-off distribution is contingent upon the listing of the Ordinary Shares on NASDAQ.

Market Data, page 3

2.	We note that the prospectus includes market data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response:

The Company respectfully advises the Staff that it did not commission any of the industry or other data that we reference in the prospectus.

3.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from publicly available information and industry publications and that you have not independently verified data this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of the Registration Statement.

Prospectus Summary, page 10

4.	Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. For example, you highlight your growth strategies and competitive strengths without equally prominent disclosure regarding your weaknesses.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Registration Statement to add a summary of its key challenges.

Risk Factors, page 29

5.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 39 of the Registration Statement to add a risk factor related to material cybersecurity risks in our supply chain.

6.	If material, please include a risk factor discussing if recent inflationary pressures have materially impacted your operations and identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impacts to the company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Registration Statement to add a risk factor that discusses inflationary pressures.

Our supply chain depends on third-party suppliers..., page 35

7.	We note your disclosure that your supply chain depends on third-party suppliers. If material, please revise to include a description of the material terms of your agreements with those suppliers.

Response:

The Company respectfully informs the Staff that the Company has four major suppliers. The Company only has a contract with one supplier, PRESTO Engineering, the material terms of which are now described in the risk factor on page 38 and has been filed as Exhibits 10.24, 10.25 and 10.26 to the Registration Statement. With respect to the other three suppliers, the Company provides them with purchase orders on a quarterly basis which triggers the launch of manufacturing of the Company’s products. The Company has weekly discussions and provides the suppliers with 12 month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies.

We derive a significant amount of our revenues..., page 46

8.	We note that for the year ended December 31, 2021, your ten largest customers accounted for 83% of your revenue. To the extent your business is materially dependent on a customer, please revise to disclose the material terms of any agreements you have with such customer.

Response:

In response to the Staff’s comments, the Company has revised its disclosure on page 36 to disclose the material terms of its agreement with CISCO and has filed such agreement as Exhibit 10.27 to the Registration Statement.

The dual class structure of our shares features..., page 47

9.	We note your disclosure that certain provisions of your Amended and Restated Memorandum and Articles of Association are novel or otherwise not common among other corporations. Please revise to provide a more detailed discussion of these provisions or provide a cross-reference to a more detailed discussion.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Registration Statement.

Capitalization, page 50

10.	Please consider removing the Capitalization Table as you are effecting a Spin-off Distribution and are not raising capital from this transaction or explain to us why you believe its presentation is necessary.

Response:

In response to the Staff’s comment, the Company has removed the Capitalization Table.

Unaudited Pro Forma Condensed Combined Financial Information, page 51

11.	We note the pro forma financial information has been presented to illustrate the combination of SEALSQ and the Semiconductor Group as a reverse acquisition that qualifies as a recapitalization. As both entities are controlled by WiseKey International Holdings, please revise your pro forma introductory paragraph and the notes to the pro forma financial statements to describe the recapitalization as a transaction between entities under common control and revise your presentation accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the pro forma introductory paragraph and the notes starting on page 54 to describe the recapitalization as a transaction between entities under common control and confirm compliance with ASC 805-50 in the treatment of the reverse acquisition.

12.

You disclose that the pro forma financial information give effect to transaction accounting adjustments that reflect the entries that are (i) directly attributable to the combination and (ii) factually supportable. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S- X and Section II.D of SEC Release 33-10786.

Response:

In response to the Staff’s comment, the Company has reviewed the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786, and has the following comments:

•	In relation to Article 11-02(a)(6)(i)(A) of Regulation S-X, the Company can confirm that all Transaction Accounting Adjustments recorded and disclosed in our pro forma condensed combined financial information are required by US GAAP. Our transaction qualifies as probable and, as such, the Company has calculated the pro forma adjustments using the most recent practicable date prior to the effective date, which is June 30, 2022 corresponding to the most recently published unaudited consolidated financial statements of WISeKey Semiconductors SAS as available in our prospectus.

•	In relation to Article 11-02(a)(6)(i)(B) of Regulation S-X, the Company can confirm that all Transaction Accounting Adjustments recorded were made as of the beginning of the fiscal period presented, i.e. January 1, 2020.

•	In relation to Article 11-02(a)(6)(ii) of Regulation S-X, the Company believes that incremental amounts relating to general and administrative expenses expected to be incurred to reflect operations and financial position of SEALSQ as an autonomous entity were required. The Company has therefore amended its pro forma financial information and notes to disclose the autonomous entity adjustment.

13.	Please remove all unaudited pro forma balance sheets other the most recent interim period ended on June 30, 2022.

Response:

In response to the Staff’s comment, the Company has removed all unaudited pro forma balance sheets other the most recent interim period ended on June 30, 2022.

14.	Please revise your unaudited pro forma financial statements to include a column for SEALSQ from date of inception to June 30, 2022.

Response:

In response to the Staff’s comment, the Company has revised its unaudited pro forma financial statements to include a column for SEALSQ from April 1, 2022 to June 30, 2022.

15.	Your pro forma earnings per share does not appear to reflect the Consideration Shares issued by SEALSQ. Please revise to reflect those shares in your weighted average number of shares used in your pro forma earnings per shares calculation, or explain why you do you believe such revision should be made. In this regard, please also disclose how you determined the weighted average number of shares used in your calculation.

Response:

In response to the Staff’s comment, the Company has revised its pro forma earnings per share calculations and added a disclosure (note e) in the pro forma notes to disclose how the Company determined the weighted average number of shares used in the calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

16.	We note your $44 million backlog of customer orders. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

The Company respectfully informs the Staff that it has risk factors on pages 34, 37 and 38 of the Registration Statement, and has added additional risk factors on pages 37, 38 and 40 of the Registration Statement, that address how the Company is impacted by supply chain disruptions in response to the Staff’s comment.

The Company also respectfully informs the Staff that it has addressed how supply chain disruptions have and will impact our business, and our efforts to mitigate the impact, in the MD&A section on pages 64, 65 and 66 of the Registration Statement, and has added additional disclosure on pages 65 and 66 of the Registration Statement in response to the Staff’s comment.

17.	We note your disclosure on page 69 that you have undertaken several initiatives to increase revenue, including entering into new strategic partnerships. To the extent material, please disclose the terms of those strategic partnerships and any related agreements.

Response:

The Company respectfully informs the Staff that while these new strategic partnerships should help further the business growth strategy of the Company, it does not consider any of such partnerships to be material to the Company.

Liquidity and Capital Resources, page 61

18.	Update the Liquidity and Capital Resources section in MD&A to disclose all current material debt of the company. Additionally, update the material contracts section on page 94 to disclose the current status of your material contracts, including your revolving credit agreement and other debt agreements.

Response:

In response to the Staff’s comment, the Company has revised its in Liquidity and Capital Resources disclosure on page 64 to indicate the amount of the debt owed to WISeKey and WISeKey’s affiliates at the most recent financial period, i.e., June 30, 2022. Furthermore, the Company has revised the Material Contracts section starting on page 97 of the Registration Statement to disclose the current status of the material contracts, including the revolving credit agreement and other debt agreements.

19.	We note that the SEALSQ Group holds a credit line with WISeKey that undertakes to provide support for its future cash requirements to enable it to meet its commitments for the foreseeable future. Please revise to disclose the maximum amount you can withdraw from the credit line. If the maximum amount has not been established, please state as such in your disclosure.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Material Contracts section on page 97 of the Registration Statement to indicate that the Revolving Credit Agreement between the Company and WISeKey has a maximum credit limit of USD 5 Million, of which approximately $1.4 Million has already been drawn down.

Business, page 77

20.	Please revise the description of your business to further discuss your cryptography business. Discuss whether your business is or will be dependent on a blockchain that you did not develop. If so, please revise to describe those blockchains and the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also disclose (i) the material terms and characteristics of your non-fungible tokens ("NFTs") and any other digital asset that you issue or use, including the process by which the NFTs and any other digital assets will be distributed to users and the risks to your users of holding the digital assets (e.g., any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach).

Response:

The Company respectfully informs the Staff that SEALSQ itself does not offer any NFTs or blockchain service, and does not use any third-party blockchain for operating its business. SEALSQ’s NFT-related business is to provide its security – related services, Secure Element, to customers in the form of security-enhanced semiconductors. SEALSQ does not provide any technology or services in the management of the NFT creation or the distribution of NFTs. The Secure Element service that SEALSQ provides enables SEAL’s customers to create and maintain a secure link between an object and its NFT (issued by a SEALSQ customer that purchases SEALSQ semiconductors) that is stored in a blockchain.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of the Registration Statement.

21.	Please revise your business section to provide a discussion of the sources and availability of raw materials. Refer to Item 4.B.4 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Registration Statement.

Business Background and Purpose of the Spin-Off Distribution, page 79

22.	We note that you engaged an independent third-party to assist with the valuation services. Revise to disclose the name of the expert and file a consent as an exhibit to the registration statement. Refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company has disclosed the name of the independent third-party that prepared the valuation on page 84 of the Registration Statement. The Company has also filed a consent as Exhibit 23.7.

23.	Please substantially revise this section to describe the independent valuation report and the projections included therein. Disclose the material assumptions underlying the valuation report and projections in addition to the limitations of the projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable. Ensure your revisions adequately explain (i) why the basis of the projections is reasonable (ii) the basis of the projections beyond year three and (iii) the reasonableness of the assumptions underlying your projected long-term growth rates. Please disclose any other information to facilitate investor understanding of the basis for, and limitations of, the valuation report and projections.

Response:

The Company respectfully informs the Staff that it is now relying on a third-party valuation report that only uses the Comparable Public Company Analysis valuation technique, and therefore, the Company has revised its disclosure on page 83 of the Registration Statement to describe such report, and has filed such report as Exhibit 99.1 to the Registration Statement.

Service of Process and Enforcement of Civil Liabilities, page 134

24.	We note your disclosure here and on page 2 regarding service of process and enforcement of civil liabilities. Please disclose these risks in a separate risk factor.

Response:

In response to the Staff’s comment, the Company has added a risk factor on page 43 of the Registration Statement.

Index to Consolidated Financial Statements, page F-1

25.	We note audited financial statements of the registrant, SEALSQ Corp have been omitted. A foreign private issuer that has been in existence less than a year must include an audited balance sheet that is no more than nine months old. If the foreign private issuer has commenced operations, audited statements of comprehensive income, stockholders’ equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. Please provide audited financial statements of the registrant.

Response:

The Company respectfully informs the Staff that it is of the view that the historic financial statements of SEALSQ Corp are not required to be included in the registration statement on the basis of the following analysis: SEALSQ Corp is a “business acquisition shell company,” for purposes of FRM 1160.1, because (i) it is a “shell company” as it is an entity with no or nominal operations and no or nominal assets (FRM 1160.2), and (ii) it is a “business combination related shell company” as it is a shell company formed by a non-shell company (WISeKey) solely for the purpose of completing a business combination transaction (which includes a merger or consolidation or similar plan or acquisition in which securities are exchanged for securities) among one or more entities other than SEALQ Corp (in this case, WISeKey Semiconductors SAS), none of which is a shell company (FRM 1160.3).  Per FRM 1160.1, if the registrant is a “business combination related shell company,” the registrant’s financial statements may be omitted and complete audited financial statements of the operating company (WISeKey Semiconductors SAS, as “predecessor” of the registrant) must be provided (which is the case here).  WISeKey Semiconductors SAS is a “predecessor” of SEALQ as its business and assets are to be acquired by SEALQ, and SEALQ will acquire the major portion of its business and assets in such acquisition (i.e., SEALQ will have no significant business and assets other than those of WISeKey Semiconductors SAS). As a result, based on FRM guidance, the Company believes SEALQ Corp’s own financials may be omitted as (i) WISeKey Semiconductors SAS’s audited financials are being provided, and (ii) WISeKey Semiconductors SAS has been in existence for a year or more (which supports that FRM 6220.5 should not apply).

Exhibits

26.	Please file the following agreements or explain why you are not required to do so:

•	Employee Share Option Plan;

•	Debt Remission Agreement; and

•	Separation Agreements.

Response:

In response to the Staff’s comment, the Company has filed the Debt Remission Agreement as Exhibit 10.22, the Service Agreement as Exhibit 10.23 and the Loan Agreement as Exhibit 10.28. With respect to the other “Separation Agreements”, the other service agreements have already been filed as Exhibits 10.1 through 10.4. With respect to the Employee Share Option Plan, while the Company intends to implement this Plan in the future, it is still finalizing the Plan and therefore, it may not be ready to include as an exhibit by the time the F-1 is effective. If appropriate, the Company will file such Plan in future Securities Act or Exchange Act filings.

General

27.	Please tell us why WISeKey International Holding AG is not named as a selling shareholder and a statutory underwriter under Section 2(a)(11) of the Securities Act. Refer to the Commission’s guidance in Staff Legal Bulletin No. 4 (CF) dated September 16, 1997.

Response:

The Company respectfully informs the Staff that it is of the view that it is not a “selling shareholder” / “statutory underwriter” upon the terms contemplated in Staff legal Bulletin No. 4 (CF) dated September 1997 (“SLB 4”) for the reasons specified below. SLB 4 provides in relevant part that a company that spins-off “restricted securities” (within the meaning of that term in Rule144) may be an underwriter in the public distribution of those securities and specifies a number of exceptions (e.g. two-year holding period / formation of subsidiary rather than acquisition of the business from a third party). The Company notes that the shares in SEALSQ are not “restricted securities” as they were issued by a non-US issuer that qualifies as a “foreign private issuer” outside the U.S to a non-U.S. person in compliance with Regulation S (Rule 903 – Cat I). We note that securities acquired in compliance with Regulation S (Rule 903 – Cat I) are not listed in Rule 144 as “restricted securities” and are not subject to a “distribution compliance period” (within the meaning given to such term in Regulation S). In addition, even if the shares in SEALSQ were deemed to be “restricted securities” (within the meaning of Rule 144), the two-year holding period would not apply because, at the entity level, the Company formed SEALSQ rather than acquired SEALSQ. In addition, at the business level, the semiconductor business being spun-off via SEALSQ has been owned by the Company since 2016.

28.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de- globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

The Company respectfully informs the Staff that it has risk factors on pages 34, 37 and 38 of the Registration Statement, and has added additional risk factors on pages 37, 38 and 40 of the Registration Statement, that address how the Company is impacted by supply chain disruptions in response to the Staff’s comment.

The Company also respectfully informs the Staff that it has addressed how supply chain disruptions have and will impact our business, and our efforts to mitigate the impact, in the MD&A section on pages 64, 65 and 66 of the Registration Statement, and has added additional disclosure on pages 65 and 66 of the Registration Statement in response to the Staff’s comment.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com/pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully, SEALSQ Corp

By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: CEO

By:	/s/ Peter Ward
Name: Peter Ward
Title: CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)